FIRST AMERICAN FUNDS TRUST

800 Nicollet Mall

Minneapolis, Minnesota 55402

August 3, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re: Treasury Reserve Fund, a series of First American Funds Trust

(File No. 333-260527; 811-23751)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), First American Funds Trust (the "Trust"), on behalf of one of its series, Treasury Reserve Fund (the "Fund") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Trust’s registration statement on Form N-lA (together with all exhibits thereto) filed on May 22, 2026 as Post-Effective Amendment No. 7 under the Securities Act and as Amendment No. 10 under the Investment Company Act of 1940, as amended (Accession No. 0000897101-26-000182), in connection with the proposed initial registration of the Fund's shares of beneficial interest (together with all amendments and exhibits thereto, the "Registration Statement"). No securities were issued or sold pursuant to the Registration Statement.

Pursuant to the foregoing, the Trust, on behalf of the Fund, hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter and that a written order granting the withdrawal of the Registration Statement be issued by the Commission. This request is based on the Trust’s assessment of expected investor demand for the Fund at this time. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

Any questions or comments regarding this filing should be directed to our counsel, Rita Rubin of

Ropes & Gray LLP, at (312) 845-1241.

Sincerely,

FIRST AMERICAN FUNDS TRUST, on

behalf of one of its series, Treasury Reserve Fund

By: /s/ Richard J. Ertel

Richard J. Ertel, Esq.

Secretary